                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                               (Amendment No. )(1)

                             Ponder Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   732378 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                January 13, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].




       Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



----------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 86 Pages





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



CUSIP NO.  732378 10 4                13D                PAGE  2   OF  86  PAGES
          ------------------                                  ---     ---


-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         White Owl Investors, L.L.C.

-----------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------
         SEC USE ONLY
   3

-----------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4     OO (See Item 3)

-----------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5    TO ITEM 2(d) OR 2(e)
                                                                               [ ]

-----------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6     Delaware

-----------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7    10,000,000 shares (See Item 5(b))

                   ----------------------------------------------------------------------
                             SHARED VOTING POWER
     NUMBER OF          8    0 (See Item 5(b))
      SHARES
   BENEFICIALLY    ----------------------------------------------------------------------
     OWNED BY                SOLE DISPOSITIVE POWER
        EACH            9    10,000,000 shares (See Item 5(b))
     REPORTING
    PERSON WITH    ----------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    0 (See Item 5(b))

-----------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    10,000,000 shares (See Item 5 (a))

-----------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                        [X]

-----------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13    22.5% (See Item 5(a))

-----------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
  14    00 (Limited Liability Company)

-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  732378 10 4                13D                PAGE  3   OF  86  PAGES
          ------------------                                  ---     ---


-----------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         White Owl Capital Partners

-----------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------------
         SEC USE ONLY
   3

-----------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4     OO (See Item 3)

-----------------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5    TO ITEM 2(d) OR 2(e)
                                                                               [ ]

-----------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6     Texas

-----------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7    6,080,000 shares (assuming the exercise of Warrant)(See Item 5(b))

                   ----------------------------------------------------------------------------
                             SHARED VOTING POWER
     NUMBER OF          8    10,000,000 (See Item 5(b))
      SHARES
   BENEFICIALLY    ----------------------------------------------------------------------------
     OWNED BY                SOLE DISPOSITIVE POWER
        EACH            9    6,080,000 shares (assuming the exercise of Warrant)(See Item 5(b))
     REPORTING
    PERSON WITH    ----------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    10,000,000 (See Item 5(b))

-----------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    16,080,000 shares of Common Stock (inclusive of shares issuable upon exercise of
        Warrant)(See Item 5(a))

-----------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                        [X]

-----------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13    33.9% (See Item 5(a))

-----------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
  14    PN

-----------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  732378 10 4                13D                PAGE  4   OF  86  PAGES
          ------------------                                  ---     ---


-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Somerset Capital Partners

-----------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------
         SEC USE ONLY
   3

-----------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4     OO (See Item 3)

-----------------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5    TO ITEM 2(d) OR 2(e)
                                                                               [ ]

-----------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6     New York

-----------------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7    1,000,000 shares (See Item 5(b))

                   ----------------------------------------------------------------------
                             SHARED VOTING POWER
     NUMBER OF          8    0 (See Item 5(b))
      SHARES
   BENEFICIALLY    ----------------------------------------------------------------------
     OWNED BY                SOLE DISPOSITIVE POWER
        EACH            9    1,000,000 shares (See Item 5(b))
     REPORTING
    PERSON WITH    ----------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10    0 (See Item 5(b))

-----------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11    1,000,000 shares (See Item 5 (a))

-----------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                        [X]

-----------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13    2.25% (See Item 5(a))

-----------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
  14    PN

-----------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


INTRODUCTION.

               The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the issuer, pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated as of January 12, 1998 (the "Securities Purchase and Exchange Agreement"), among the Company (as hereinafter defined), the reporting persons and certain other persons signatory thereto, and because they may be deemed to share beneficial ownership with respect to some of the same securities of the issuer. In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, the persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit I.

               White Owl Capital Partners, one of the reporting persons named in
Item 2 below, is also a signatory to (i) a certain Schedule 13D which was filed with Securities and Exchange Commission (the "Commission") on October 27, 1997 by such reporting person (the "Prior Filing"), in connection with its acquisition of certain securities of the issuer, inclusive of certain Senior Convertible Promissory Notes of the Company (collectively, the "Senior Notes") and Warrants to acquire Common Stock of the Company (collectively, the "Bridge Loan Warrants"), pursuant to the terms and conditions of a certain Securities Purchase Agreement dated October 15, 1997 (the "Bridge Loan Securities Purchase Agreement") and (ii) a certain Amendment No. 1 to the Prior Filing, which is being filed with the Commission contemporaneously with the filing of this Initial Statement of Beneficial Ownership, on Schedule 13D, to disclose a termination of such Prior Filing (the "Termination of Prior Filing") upon the filing of this Statement.

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Ponder Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5005 Riverway, Suite 550, Houston, Texas 77056.

ITEM 2.        IDENTITY AND BACKGROUND.

               White Owl Investors, L.L.C., ("White Owl"), White Owl Capital Partners ("WOCP") and Somerset Capital Partners ("SCP"), together with certain other individuals who are not reporting persons hereunder, are purchasers of shares of Common Stock of the Company, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement. White Owl, WOCP and SCP are sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons").

                               Page 5 of 86 Pages




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               White Owl is a Delaware limited liability company that was formed recently to acquire, own and hold the securities of the Company (inclusive of the shares of Common Stock) to be purchased by it pursuant to the Securities Purchase and Exchange Agreement. The address of the principal business and the principal office of White Owl is 20 Pine Brook Road, Bedford, New York 10506.
The sole managing member of White Owl is WOCP.

               WOCP is a Texas general partnership that was formed recently to acquire, own and hold securities of the Company. The address of the principal business and the principal office of WOCP is 20 Pine Brook Road, Bedford, New York 10506. The only partners of WOCP are Steven A. Webster ("Webster") and William R. Ziegler ("Ziegler").

               SCP is a New York general partnership whose principal business is investment in marketable securities. The address of the principal business and the principal office of SCP is 254 Franklin Street, Buffalo, New York 14202. The only partners of SCP are Thomas H. O'Neill, Jr. ("O'Neill"), Webster and Ziegler.

               O'Neill is a natural person and one of the three general partners of SCP and has a business address of 254 Franklin Street, Buffalo, New York 14202. The present principal occupation or employment of O'Neill is as the Chairman and Chief Executive Officer of Somerset Exploration Corporation, an oil and gas exploration and production company with its principal place of business located at 254 Franklin Street, Buffalo, New York 14202. O'Neill is a United States citizen.

               Webster is a natural person and has a present business address of 1900 West Loop South, Suite 1800, Houston, Texas 77027 (which address will change to 901 Threadneedle, Suite 200, Houston, Texas 77079 sometime in February of 1998). The present principal occupation or employment of Webster is as the Chief Executive Officer of R&B Falcon Corporation, a marine oil and gas drilling contractor with its principal place of business located at 901 Threadneedle, Suite 200, Houston, Texas 77079. Webster is a United States citizen.

               Ziegler is a natural person and has a business address of 666 Third Avenue, 9th Floor, New York, New York 10017. The present principal occupation or employment of Ziegler is as a partner of Parson & Brown LLP, a law firm with its principal place of business located at 666 Third Avenue, 9th Floor, New York, New York 10017. Ziegler is a United States citizen.

               During the last five years, none of the Reporting Person or any of the partners of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or any of the partners of any of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 6 of 86 Pages

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on January 13, 1998, (i) White Owl purchased from the Company 10,000,000 shares of Common Stock, in consideration of an aggregate cash purchase price of $10,000,000 ($1.00 per share) and (ii) SCP purchased from the Company 1,000,000 shares of Common Stock, in consideration of an aggregate cash purchase price of $1,000,000 ($1.00 per share).

               The source of funds for the $10,000,000 aggregate cash purchase price for the Common Stock of the Company purchased by White Owl pursuant to the Securities Purchase and Exchange Agreement was the offering and sale of limited liability company interests in White Owl in a private placement transaction. The source of funds for the $1,000,000 aggregate cash purchase price for the Common Stock of the Company purchased by SCP pursuant to the Securities Purchase and Exchange Agreement was working capital of SCP.

               Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on January 13, 1998, WOCP purchased from the Company 3,040,000 shares of Common Stock, in consideration of the surrender and delivery by WOCP to the Company of the Senior Note of the Company, in the aggregate principal amount of $1,900,000, registered in the name of WOCP (the "WOCP Senior Note").

               As previously disclosed in the Prior Filing, (i) the source of funds for the $1,900,000 subscription price for the WOCP Senior Note and Bridge Loan Warrants acquired by WOCP pursuant to the Bridge Loan Securities Purchase Agreement was capital contributions, in the amount of $950,000 from each of WOCP's two partners, Webster and Ziegler, and (ii) the source of funds for the capital contributions made by each of Webster and Ziegler to WOCP was personal funds of Webster and Ziegler, respectively.

ITEM 4.        PURPOSE OF TRANSACTION.

               As disclosed in Item 3 above, on January 13, 1998, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, (i) White Owl acquired from the Company 10,000,000 shares of Common Stock, (ii) SCP acquired from the Company 1,000,000 shares of Common Stock, and (iii) WOCP acquired from the Company 3,040,000 shares of Common Stock.

               It was a condition precedent to the obligations of White Owl, WOCP, SCP and the other purchasers signatory to the Securities Purchase and Exchange Agreement (collectively, the "Purchasers") to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement that Messrs. Webster and Ziegler and one other person designated by WOCP, as the managing member of White Owl, be elected to the Board of Directors of the Company, effective and conditioned upon the closing (the "Closing") of the transactions contemplated by the Securities Purchase and Exchange Agreement. Messrs. Webster and Ziegler were elected to the Board of Directors of the Company on January 13, 1998 (the "Closing Date").

                               Page 7 of 86 Pages

WOCP and the Company reached an oral understanding giving WOCP the right, at its option, to designate a third person for election to the Board of Directors of the Company.

               The obligations of the Purchasers to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were also subject to, among other things, the following conditions: (i) the execution and delivery by the Company of the Registration Rights Joinder Agreement (as defined in Item 6 below), (ii) the payment by the Company of the reasonable legal fees and other expenses of the Purchasers' counsel, (iii) the consummation by the Company of the acquisition of Fishing Tools, Inc., on substantially the terms described in the White Owl PPM (as defined in the Securities Purchase and Exchange Agreement), (iv) White Owl having raised $10 million pursuant to the White Owl PPM, and (v) the Company being in compliance with all of its covenants under its loan agreements with KBK Financial, Inc. The obligations of the Company to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were subject to, among other things, the surrender by each of the holders of the Senior Notes of the Company, in the aggregate principal amount of $2,500,000, to the Company for cancellation of the Senior Note registered in his or its name. In satisfaction of this closing condition, all of the Senior Notes were surrendered to the Company for cancellation and an aggregate of 4,000,000 shares of Common Stock of the Company were issued to the holders thereof in exchange therefor, in accordance with the conversion provisions thereof, including the issuance of an aggregate of 3,040,000 shares of Common Stock to WOCP in exchange for the Senior Note, in the aggregate principal amount of $1,900,000 registered in the name of WOCP, as disclosed above.

               The Common Stock issued to the Reporting Persons pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement was acquired by such Reporting Persons primarily for investment purposes, but also for the purpose of influencing management.

               Although there is no present intention to do so, any of the Reporting Persons and/or any of the control persons of the Reporting Person named in Item 2 above (hereinafter sometimes collectively referred to as the "Item 2 Persons"), may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons and/or the Item 2 Persons, prospects for the respective business' of the Reporting Persons and/or the Item 2 Persons, general economic conditions, money and stock market conditions and other future developments.

               Depending upon the results of the reviews and the other factors mentioned above, any of the Reporting Persons and/or any of the Item 2 Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock (or common stock equivalents, as the case may be), although, except for the possible acquisition of shares of Common Stock by WOCP upon the exercise in whole or in part of any of the Bridge Loan Warrants acquired by WOCP pursuant to the Bridge Loan

                               Page 8 of 86 Pages

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Securities Purchase Agreement, in accordance with the terms thereof, as described above, none of the Reporting Persons or Item 2 Persons has any current intention to do so.

               Any of the Reporting Persons or Item 2 Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Messrs. Webster or Ziegler may seek to influence the management of the Company in his capacity as a director of the Company.

               The descriptions of the terms of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Notes and the Bridge Loan Warrants contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Note issued to WOCP and the Bridge Loan Warrant issued to WOCP which are Exhibit II, Exhibit III, Exhibit IV and
Exhibit V hereto, respectively, and incorporated herein by reference.

               Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Persons or any Item 2 Person has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons and the Item 2 Persons are as follows:

               The aggregate number and percentage of the Common Stock which are owned of record and beneficially by White Owl on the date hereof are 10,000,000 shares of Common Stock, or approximately 22.5% of the 44,378,477 shares of Common Stock issued and outstanding as of the close of business on the Closing Date.

               The aggregate number and percentage of the Common Stock which are owned beneficially by WOCP on the date hereof are 16,080,000 shares of Common Stock, or approximately 33.9% of the 47,418,477 shares of Common Stock that would be issued and outstanding as of the close of business on the Closing Date, assuming the exercise of the Bridge Loan Warrants owned by WOCP for an aggregate of 3,040,000 shares of Common Stock as of such date, which shares include the 10,000,000 shares of Common Stock owned of record by White Owl, since WOCP is the sole managing member of White Owl, as well as the 3,040,000 shares of Common Stock owned of record by WOCP and the 3,040,000 shares of Common Stock issuable upon exercise of the Bridge Loan Warrants owned by WOCP.

               The aggregate number and percentage of the Common Stock which are owned of record and beneficially by SCP on the date hereof are 1,000,000 shares of Common Stock, or

                               Page 9 of 86 Pages





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



approximately 2.25% of the 44,378,477 shares of Common Stock issued and outstanding as of the close of business on the Closing Date.

               O'Neill, as one of the three general partners of SCP, may be deemed to indirectly beneficially own the 1,000,000 shares of Common Stock owned of record by SCP, which shares represent approximately 2.25% of the 44,378,477 shares of Common Stock issued and outstanding as of the close of business on the Closing Date.

               Each of Webster and Ziegler, as the sole general partners of WOCP and as two of the three general partners of SCP, may be deemed to indirectly beneficially own an aggregate of 17,080,000 shares of Common Stock, or approximately 36.0% of the 47,418,477 shares of Common Stock that would be issued and outstanding as of the close of business on the Closing Date, assuming the exercise of the Bridge Loan Warrants owned by WOCP for an aggregate of 3,040,000 shares of Common Stock as of such date, which shares include (i) the 16,080,000 shares of Common Stock owned beneficially by WOCP, since Messrs. Webster and Ziegler are the sole partners of WOCP, which shares include (A) the 10,000,000 shares of Common Stock owned of record by White Owl, and beneficially by WOCP as the sole managing member of White Owl, (B) the 3,040,000 shares of Common Stock owned of record by WOCP, and (C) the 3,040,000 shares of Common Stock issuable upon exercise of the Bridge Loan Warrants owned by WOCP and (ii) the 1,000,000 shares of Common Stock owned of record by SCP, since Messrs. Webster and Ziegler are two of the three general partners of SCP. In addition, Webster owns beneficially and of record 250,000 shares of Common Stock.

               In addition, notwithstanding the foregoing, if the Reporting Persons are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the Company, then each of the Reporting Persons and each of the Item 2 Persons may be deemed to beneficially own an aggregate of 17,330,000 shares of Common Stock collectively owned by such persons on the date hereof, or 36.5% of the 47,418,477 shares of Common Stock that would be issued and outstanding as of the close of business on the Closing Date, assuming the exercise of the Bridge Loan Warrants owned by WOCP for an aggregate of 3,040,000 shares of Common Stock as of such date. However, (i) each of White Owl, WOCP, SCP, O'Neill and Ziegler disclaims beneficial ownership of the 250,000 shares of Common Stock owned of record by Webster, (ii) each of White Owl and WOCP disclaims beneficial ownership of the 1,000,000 shares of Common Stock owned of record by SCP, (iii) each of SCP and O'Neill disclaims beneficial ownership of the 16,080,000 shares of Common Stock beneficially owned by WOCP (inclusive of the 10,000,000 shares of Common Stock owned of record by White Owl, the 3,040,000 shares of Common Stock owned of record by WOCP and the 3,040,000 shares of Common Stock issuable to WOCP upon the exercise of the Bridge Loan Warrants owned by WOCP) and (iv) White Owl disclaims beneficial ownership of the 6,080,000 shares of Common Stock beneficially owned by WOCP (inclusive of the 3,040,000 shares of Common Stock owned of record by WOCP and the 3,040,000 shares of Common Stock issuable to WOCP upon the exercise of the Bridge Loan Warrants owned by WOCP).

                               Page 10 of 86 Pages





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               (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

               White Owl may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by it. Notwithstanding the foregoing, (i) WOCP, as the sole managing member of White Owl, and (ii) each of Webster and Ziegler, as the sole general partners of WOCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl.

               WOCP may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by it (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by
it) and, as sole managing member of White Owl, to share with White Owl, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl. Notwithstanding the foregoing, each of Webster and Ziegler, as the sole general partners of WOCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by WOCP (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by WOCP).

               SCP may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by it. Notwithstanding the foregoing, each of O'Neill, Webster and Ziegler, as the sole general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP.

               O'Neill, as one of the three general partners of SCP, may be deemed to share with SCP and each of Webster and Ziegler, the other two partners of SCP, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP.

               Webster has the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 250,000 shares of Common Stock owned of record by him. In addition, Webster (i) as one of the two general partners of WOCP, may be deemed to share (A) with each of WOCP and Ziegler, the other general partner of WOCP, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by WOCP (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by WOCP) and (B) with each of White Owl, WOCP and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by

                               Page 11 of 86 Pages





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White Owl and (ii) as one of the three general partners of SCP, may be deemed to share with each of SCP and O'Neill and Ziegler, the other two general partners of SCP, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP.

               Ziegler (i) as one of the two general partners of WOCP, may be deemed to share (A) with each of WOCP and Webster, the other general partner of WOCP, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by WOCP (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by WOCP) and (B) with each of White Owl, WOCP and Webster, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl and (ii) as one of the three general partners of SCP, may be deemed to share with each of SCP and O'Neill and Webster, the other two general partners of SCP, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP.

               In addition, notwithstanding the foregoing, if the Reporting Persons are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the Company, then (i) each of SCP and O'Neill may be deemed to share with (A) White Owl, WOCP, Webster and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl, and (B) WOCP, Webster and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by WOCP (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by WOCP), (ii) White Owl may be deemed to share with each of WOCP, Webster and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by WOCP (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by WOCP), (iii) each of White Owl and WOCP may be deemed to share with each of SCP, O'Neill, Webster and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP, and (iv) each of White Owl, WOCP, SCP, O'Neill and Ziegler may be deemed to share with Webster the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 250,000 shares of Common Stock owned of record by Webster. However, as previously state in response to Item 5(a) above, (i) each of White Owl, WOCP, SCP, O'Neill and Ziegler disclaims beneficial ownership of the 250,000 shares of Common Stock owned of record by Webster, (ii) each of White Owl and WOCP disclaims beneficial ownership of the 1,000,000 shares of Common Stock owned of record by SCP, (iii) each of SCP and O'Neill disclaims beneficial ownership of the 16,080,000 shares of Common Stock beneficially owned by WOCP (inclusive of the 10,000,000 shares of Common Stock owned of record by White Owl, the 3,040,000 shares of Common Stock owned of record by WOCP and the 3,040,000 shares of Common Stock issuable to WOCP upon the exercise of the Bridge Loan Warrants owned by WOCP) and (iv)

                               Page 12 of 86 Pages





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White Owl disclaims beneficial ownership of the 6,080,000 shares of Common Stock beneficially owned by WOCP (inclusive of the 3,040,000 shares of Common Stock owned of record by WOCP and the 3,040,000 shares of Common Stock issuable to WOCP upon the exercise of the Bridge Loan Warrants owned by WOCP).

               (c) Except for acquisition of shares of Common Stock by the Reporting Persons pursuant to the Securities Purchase and Exchange Agreement, all as more fully disclosed in Items 3 and 4 above, during the past 60 days, none of the Reporting Persons or the Item 2 Persons has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and (b) of this
Item 5 for further details in connection with the acquisition of the Common Stock pursuant to the Securities Purchase and Exchange Agreement.

               (d) As more fully described below in Item 6, (i) WOCP, as the Managing Member of White Owl, is entitled to receive 25% of any and all distributions of cash (which may include proceeds from the sale of securities of the Company) and securities made by White Owl to its members after its members have received distributions equal to the sum of a specified preferred return on their investment in White Owl plus 150% of such investment. Except as disclosed in the foregoing sentence and except for the right of any Item 2 Person, as a general partner of any Reporting Person that is a general partnership to receive distributions from such Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by any Reporting Person.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As previously disclosed in Prior Filing and in the above Items, WOCP (i) was (A) a party to the Bridge Loan Securities Purchase Agreement, which provided for the sale and issuance of certain units of the Company (inclusive of the Senior Notes and Bridge Loan Warrants) to the purchasers thereunder (including WOCP) and (B) a holder of a Senior Note, in the aggregate principal amount of $1,900,000, which was converted into an aggregate of 3,040,000 shares of Common Stock pursuant to the terms thereof and the terms of the Securities Purchase and Exchange Agreement and (ii) is a holder of a Bridge Loan Warrant, which presently is exercisable for an aggregate of 3,040,000 shares of Common Stock. See Items 3 and 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement and the conversion of the Senior Note issued to WOCP.

               The Bridge Loan Warrants issued to WOCP are presently exercisable, in whole or in part at any time prior to 5:30 p.m., New York time, on January 1, 2001 (the "Expiration Date"), for an aggregate of 3,040,000 shares of Common Stock (the "Warrant Stock") at a purchase price per share of $0.625 (the "Warrant Price"). The number of shares of Warrant Stock and the Warrant Price are subject adjustment upon the occurrence of specified events, as provided in Section 4 of the Bridge Loan Warrants.

                               Page 13 of 86 Pages




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



               As previously disclosed in Items 3 and 4 above, each of White Owl, SCP and WOCP was a party to the Securities Purchase and Exchange Agreement, which provided, among other things, for (i) the sale and issuance of 10,000,000 shares of Common stock to White Owl and 1,000,000 shares of Common Stock to SCP, in each case, at a cash purchase price of $1.00 per share, and (ii) the sale and issuance of 3,040,000 shares of Common Stock to WOCP, in consideration of the surrender for cancellation by WOCP of the WOCP Senior Note. See Items 3 and 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement.

               Contemporaneously with the execution and delivery of the Bridge Loan Securities Purchase Agreement, the Company and the purchasers thereunder (inclusive of WOCP) entered into a Registration Rights Agreement (the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock issued from time to time upon conversion of the Senior Notes (inclusive of the Senior Notes issued to holders other than WOCP) or upon exercise of the Bridge Loan Warrants (inclusive of the Warrants issued to holders other than WOCP). Contemporaneously with closing of the transactions contemplated by the Securities Purchase and Exchange Agreement, the Company and the Purchasers (inclusive of the Reporting Persons) entered into the Joinder Agreement (the "Registration Rights Joinder Agreement"), pursuant to which White Owl and SCP were added as parties to the Registration Rights Agreement and the definition of Registrable Securities was amended to include the shares of Common Stock acquired by White Owl and SCP pursuant to the Securities Purchase and Exchange Agreement.

               Pursuant to Article V of that certain Limited Liability Company Agreement of White Owl dated as of January 13, 1998 (the "White Owl LLC Agreement"), once the members of White Owl have received distributions of cash and/or securities equal in value to the sum of a specified priority return on their investment in White Owl and 150% of such investment ("Payout"), WOCP, as the managing member of White Owl, is entitled to receive 25% of all subsequent distributions made by White Owl of (i) available cash flow from White Owl (which may include proceeds from the sale of Common Stock or other securities of the Company) and (ii) securities of the Company.

               The descriptions of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Notes, and the Bridge Loan Warrants, the Registration Rights Agreement, as amended and/or supplemented by the Registration Rights Joinder Agreement, and the White Owl LLC Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Note issued to WOCP, the Bridge Loan Warrant issued to WOCP, the Registration Rights Agreement, the Registration Rights Joinder Agreement and the White Owl LLC Agreement, which are Exhibits II, III, IV, V, VI, VII, and VIII hereto, respectively, and incorporated herein by reference.

                               Page 14 of 86 Pages




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               Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons and the Item 2 Persons or between any such persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        I.     Joint Filing Agreement referred to in the Introduction.

        II.    Securities Purchase and Exchange Agreement referred to in the Introduction and in Items 3, 4, 5 and 6.

        III.   Bridge Loan Securities Purchase Agreement referred to in the Introduction and in
               Items 3, 4 and 6.

        IV.    Senior Note issued to WOCP referred to in Items 3, 4 and 6.

        V.     Bridge Loan Warrant issued to WOCP referred to in Items 3, 4, 5 and 6.

        VI.    Registration Rights Agreement referred to in Item 6.

        VII.   Registration Rights Joinder Agreement referred to in Item 6.

        VIII.  White Owl LLC Agreement referred to in Item 6.




                               Page 15 of 86 Pages




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                                    SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1998


                                       WHITE OWL INVESTORS, L.L.C.
                                       By: White Owl Capital Partners, its
                                             Managing Member




                                       By: /s/ WILLIAM R. ZIEGLER
                                          ______________________________________
                                          William R. Ziegler, Partner


                                       WHITE OWL CAPITAL PARTNERS




                                       By: /s/ WILLIAM R. ZIEGLER
                                          ______________________________________
                                          Name:  William R. Ziegler
                                          Title:   General Partner


                                       SOMERSET CAPITAL PARTNERS




                                       By: /s/ WILLIAM R. ZIEGLER
                                          ______________________________________
                                          Name:  William R. Ziegler
                                          Title:   General Partner




                               Page 16 of 86 Pages





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                                  EXHIBIT INDEX


Exhibit
Number        Description                                                                 Page No.
-----         -----------                                                                 --------
I             Joint Filing Agreement dated as of January 22, 1998 among White Owl           18
              Investors, L.L.C., White Owl Capital Partners and Somerset Capital
              Partners

II            Securities Purchase and Exchange Agreement dated as of January 12,            20
              1998, among Ponder Industries, Inc., White Owl Investors, L.L.C.,
              White Owl Capital Partners, Somerset Capital Partners and the other
              Purchasers signatory thereto

III           Securities Purchase Agreement dated as of October 15, 1998, among
              Ponder Industries, Inc., White Owl Capital Partners and the other
              Purchasers signatory thereto (Incorporated by reference to Exhibit
              I to that certain Schedule 13D of White Owl Capital Partners filed with the Commission on October 27, 1997)

IV            Senior Note dated as of October 15, 1997 issued to White Owl
              Capital Partners (Incorporated by reference to Exhibit II to that certain Schedule 13D of White Owl Capital Partners filed with the
              Commission on October 27, 1997)

V             Bridge Loan Warrant dated as of October 15, 1997 issued to White
              Owl Capital Partners (Incorporated by reference to Exhibit III to that certain Schedule 13D of White Owl Capital Partners filed with the Commission on October 27, 1997)

VI            Registration Rights Agreement dated as of October 15, 1997, among
              Ponder Industries, Inc., White Owl Capital Partners and the other parties signatory thereto (Incorporated by reference to Exhibit
              III to that certain Schedule 13D of White Owl Capital Partners filed with the Commission on October 27, 1997)

VII           Joinder Agreement dated as of January 12, 1998, among Ponder                  51
              Industries, Inc., White Owl Capital Partners, White Owl Investors,
              L.L.C., Somerset Capital Partners and the other individuals who were signatory to the Registration Rights Agreement

VIII          Limited Liability Company Agreement of White Owl Investors, L.L.C.            53
              dated as of January 13, 1998



                               Page 17 of 86 Pages






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